Filed by The J. M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

J. M. SMUCKER ANNOUNCES DATE FOR SPECIAL MEETING OF SHAREHOLDERS

FOR THE PROPOSED MERGER WITH INTERNATIONAL MULTIFOODS

Orrville, Ohio, April 26 -- The J. M. Smucker Company (NYSE: SJM) announced today that it will hold a special meeting of its shareholders on Thursday, June 17, 2004, to seek approval for the issuance of Smucker common shares in the previously announced proposed merger of International Multifoods Corporation with and into a wholly owned subsidiary of The J. M. Smucker Company. Shareholders of record at the close of business on Monday, May 3, 2004, will be entitled to attend and vote at the special meeting. The Company anticipates that proxy materials relating to the special meeting of Smucker shareholders will be mailed in mid-May.

In addition to Smucker shareholder approval, closing of the transaction is also contingent upon approval of the merger by Multifoods’ shareholders and various other customary closing conditions.

The J. M. Smucker Company (www.smuckers.com) was founded in 1897 when the Company’s namesake and founder sold his first product — apple butter — from the back of a horse-drawn wagon. Today, over a century later, the Company is the market leader in fruit spreads, peanut butter, shortening and oils, ice cream toppings, and health and natural foods beverages in North America under such icon brands as Smucker’s®, Jif® and Crisco®. For over 107 years, the Company has been headquartered in Orrville, Ohio, and has been family run for four generations. The J. M. Smucker Company was recognized as the top company in FORTUNE Magazine’s 2003 annual survey of The 100 Best Companies to Work For and has ranked consistently in the top 25 companies each year since FORTUNE began the list in 1998. The J. M. Smucker Company has over 2,900 employees worldwide and distributes products in more than 45 countries.

Forward-Looking Statements

This press release contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the closing of the proposed merger, the ability of the Company to successfully obtain any required financing, the timing of the effectiveness of the Registration Statement on Form S-4, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission (“SEC”), including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the SEC a joint proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in the joint proxy statement-prospectus. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the joint proxy statement-prospectus.

Contact:

Mark R. Belgya

Vice President and Treasurer of

The J. M. Smucker Company

(330) 682-3000

www.smuckers.com